July 1, 2016

VIA EDGAR

Mark P. Shuman, Esq. – Legal Branch Chief

Edwin Kim, Esq. – Staff Attorney

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Electronics For Imaging, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 File No. 000-18805 Filed February 19, 2016

Dear Messrs. Shuman and Kim:

Electronics For Imaging, Inc. (the “Company”) submits this letter in response to the comment letter dated June 20, 2016, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the Commission on February 19, 2016 (“Form 10-K”).

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold, in each case followed by our corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 1

1.	Please advise us why you do not provide backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K. Otherwise, please confirm that in future filings you will disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog.

Response: We respectfully advise the Staff that we considered the requirements of Item 101(c)(1)(viii) of Regulation S-K when preparing the description of our business included in the Form 10-K. Specifically with respect to the disclosure of the dollar amount of firm backlog orders contemplated by Item 101(c)(1)(viii), we do not believe that such information is material to an understanding of our business taken as a whole and that, in addition, the disclosure could be problematic for investors as it could offer a misleading view of our future revenue trends.

In our Fiery operating segment, although our backlog consists of firm purchase orders or customer contracts, the level of backlog at any particular time is not indicative of future sales. Such backlog is generally scheduled to ship within 30 to 90 days and is not material to annual revenue. As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Form 10-K, we have a non-linear sales cycle resulting in significant quarter-end orders in our Industrial Inkjet and Productivity Software operating segments, which are primarily fulfilled before the end of the quarter. Therefore, backlog is not a meaningful indicator of future annual financial results.

Beginning in our Annual Report on Form 10-K for the year ended December 31, 2016, we will include the following disclosure:

Backlog

Although we obtain firm purchase orders from our significant printer manufacturer customers in our Fiery operating segment, these customers typically do not issue such purchase orders until 30 to 90 days before shipment. The non-linear nature of our Industrial Inkjet and Productivity Software operating segments results in customer contracts and purchase orders that are not material at the end of the quarter and are not a meaningful indicator of future business prospects.

Part III: Incorporated by Reference to Definitive Proxy Statement Filed on Schedule 14A on April 4, 2016

Compensation Disclosure and Analysis, page 24

2.	We note on your website, you provide profiles of 18 members of your “EFI Leadership Team.” However, you only disclose that two of these individuals are executive officers in your proxy statement and named executive officers for your executive compensation disclosures. Item 402(a)(3) of Regulation S-K requires that you disclose executive compensation for your principal executive officer, principal financial officer and “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.” We direct your attention to Rule 3b-7 of the Securities Exchange Act of 1934, which defines “executive officer” to include “any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.” It is unclear to the Staff as to why, for example, your Chief Technology Officer, Chief Information Officer, Corporate Secretary, Senior Vice President of Worldwide Sales and Marketing, or Senior Vice President and General Manager of Fiery would not be in charge of a principal business unit, division or function. Please advise why you provide disclosure under Item 402 of Regulation S-K for only two of your current executive officers and a former CFO. Otherwise, please confirm that in future filings you will provide disclosure under Items 401(e) and 402 of Regulation S-K for your CEO, CFO, and three of your next highest paid executive officers.

Response. We respectfully advise the Staff that we considered the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act of 1934 in determining that only our current president and chief executive officer and chief financial officer and our former chief financial officer met the definition of “executive officer” under Rule 3b-7 at any time during 2015. Other than its three named executive officers, the Company does not have any officers or employees who performed policy-making functions or were “in charge of a principal business unit, division or function” for the Company during 2015 within the meaning of Rule 3b-7. Consequently, we concluded that only our president and chief executive officer, chief financial officer, and former chief financial officer should be identified as “named executive officers” in our executive compensation disclosures for the year ended December 31, 2015 under Item 402(a)(3) of Regulation S-K.

We evaluate, on an annual basis, the roles and responsibilities of our various officers and key employees. In the event we determine that any additional persons meet the standards of an “executive officer,” under Rule 3b-7 of the Securities Exchange Act of 1934, we will provide appropriate disclosures, including the disclosure required under Items 401(e) and 402 of Regulation S-K, in all relevant future filings with the Commission.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of these filings. Should the Staff have any additional questions or comments, please direct them to Alex Grab, Esq., General Counsel of the Company, at (650) 357-3369 or (650) 357-3776 (facsimile).

Regards,

/s/ Marc Olin

Marc Olin

Chief Financial Officer

Electronics For Imaging, Inc.

cc:	Alex Grab, Esq., Electronics For Imaging, Inc.

Joy Henry Hinton, Esq., Electronics For Imaging, Inc.

C. Brophy Christensen, Esq., O’Melveny & Myers LLP